Filed by Varco International, Inc. Pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: National-Oilwell, Inc.

Form S-4 File No. 333-119071

This filing relates to the proposed merger of equals transaction (the “Transaction”) by and between Varco International, Inc. (“Varco”) and National-Oilwell, Inc. (“National-Oilwell”) pursuant to the terms of an Amended and Restated Agreement and Plan of Merger, effective as of August 11, 2004 (the “Merger Agreement”), by and between Varco and National-Oilwell. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Varco on August 12, 2004. A copy is also attached as Annex A to National-Oilwell’s Form S-4 filed on September 16, 2004, and is incorporated by reference into this filing.

The following is a joint press release dated October 13, 2004 announcing the receipt of a request for additional information from the Antitrust Division of the U.S. Department of Justice:

NATIONAL OILWELL AND VARCO RECEIVE HART-SCOTT-RODINO REQUEST FOR ADDITIONAL INFORMATION

HOUSTON, TX, October 13, 2004—National-Oilwell, Inc. (NYSE:NOI) and Varco International, Inc. (NYSE:VRC) jointly announced today they have received a request for additional information from the Antitrust Division of the U.S. Department of Justice regarding the proposed merger between the companies. The information request was issued under notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

The effect of the second request is to extend the waiting period imposed by the HSR Act until thirty days after National Oilwell and Varco have substantially complied with the second request, unless that period is extended voluntarily by the parties or terminated sooner by the DOJ. Issuance of a second request is not unusual for a transaction of this size, and the companies intend to cooperate fully and respond promptly.

National Oilwell and Varco remain confident that the merger will proceed and still expect a closing within the originally stated time frame. The companies are evaluating the scheduling of the stockholder vote by both companies in view of the timing of the HSR process.

About National Oilwell

National Oilwell is a worldwide leader in the design, manufacture and sale of comprehensive systems and components used in oil and gas drilling and production, as well as in providing supply chain integration services to the upstream oil and gas industry.

About Varco

Varco International, Inc. is a leading provider of services, products, and highly-engineered equipment to the world’s oil and gas industry. With operations in over 350 locations in over 40 countries across six continents, Varco provides oilfield tubular inspections and internal tubular coating services; drill cuttings separation, waste management and disposal services; rig instrumentation and communication services; in-service pipeline inspection services; and sucker rod inspection and reclamation services. Additionally, Varco manufactures and supplies innovative drilling systems and technology; coiled tubing and pressure control equipment; high-pressure fiberglass and composite tubing; and in-line inspection equipment for the makers of oilfield tubing.

Statements made in this press release that are forward-looking in nature are intended to be “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 and may involve risks and uncertainties. These statements include, without limitation, statements regarding the consummation of the transaction, the expected closing date of the transaction, any other effect or benefit of the transaction, and any other statements that are not historical facts. These risks and uncertainties include the timing and receipt of approvals for the merger. Other risks and uncertainties, which are more fully described in documents filed by National Oilwell and by Varco with the Securities and Exchange Commission, including Annual Reports on Form 10-K, could cause actual results to differ from those contained in the forward-looking statements.

Additional Information

On September 16, 2004, National Oilwell and Varco filed a joint proxy statement/prospectus relating to the proposed merger with the Securities and Exchange Commission. National Oilwell and Varco and their respective directors and officers may be deemed to be participants in the solicitation of proxies from their respective stockholders. Information about these persons can be found in National Oilwell’s and Varco’s respective Annual Reports on Form 10-K filed with the SEC and additional information about such persons may be obtained from the joint proxy statement/prospectus when it becomes available. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus when it is available and other documents containing information about National Oilwell and Varco, without charge, at the SEC’s web site at www.sec.gov, National Oilwell’s web site at www.natoil.com, and Varco’s web site at www.varco.com. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference therein may also be obtained for free by directing a request to either Investor Relations, National-Oilwell, Inc., 713-346-7500 or to Investor Relations, Varco International, Inc., 281-953-2200.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.